Exhibit 23.1

Consent of Independent Registered Chartered Accountants

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-129034 on Form F-1 of our reports dated March 30, 2005 relating to the consolidated financial statements of SR Telecom Inc. (which audit report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants for U.S. Readers on Canada-U.S. Reporting Differences relating to changes in accounting principles and conditions and events that cast substantial doubt on the Corporation's ability to continue as a going concern) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference made to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants
Montreal, Canada